FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Receives Investment of U.S. $1 Billion from Fairfax Financial and Other Institutional Investors	3.

Document 1

  NEWS RELEASE
November 4, 2013

FOR IMMEDIATE RELEASE

BlackBerry Receives Investment of U.S. $1 Billion from Fairfax Financial and Other Institutional Investors

John S. Chen to be Appointed Executive Chair of BlackBerry's Board of Directors and Interim CEO; Prem Watsa to be Appointed Lead Director

Company Concludes Review of Strategic Alternatives and Announces Changes to Board and Leadership Team

Waterloo, ON and Toronto, ON – BlackBerry (NASDAQ:BBRY)(TSX:BB), a world leader in the mobile communications market, today announced that it has entered into an agreement pursuant to which Fairfax Financial Holdings Limited ("Fairfax") and other institutional investors (collectively, the "Purchasers") will invest in BlackBerry through a U.S. $1 billion private placement of convertible debentures. Fairfax has agreed to acquire U.S. $250 million principal amount of the Debentures. The transaction is expected to be completed within the next two weeks.

Under the terms of the transaction, the Purchasers will subscribe for U.S. $1 billion aggregate principal amount of 6% unsecured subordinated convertible debentures (the "Debentures") convertible into common shares of BlackBerry at a price of U.S. $10.00 per common share (the "Transaction"), a 28.7% premium to the closing price of BlackBerry common shares on November 1, 2013. The Debentures have a term of seven years. Based on the number of common shares currently outstanding, if all of the U.S. $1 billion of Debentures were converted, the common shares issued upon conversion would represent approximately 16% of the common shares outstanding after giving effect to the conversion.

Upon the closing of the transaction, John S. Chen will be appointed Executive Chair of BlackBerry's Board of Directors and, in that role, will be responsible for the strategic direction, strategic relationships and organizational goals of BlackBerry. Prem Watsa, Chairman and CEO of Fairfax, will be appointed Lead Director and Chair of the Compensation, Nomination and Governance Committee and Thorsten Heins and David Kerr intend to resign from the Board at closing.

In addition, Mr. Heins will step down as Chief Executive Officer at closing and Mr. Chen will serve as Interim Chief Executive Officer pending completion of a search for a new Chief Executive Officer.

Today's announcement marks the conclusion of the review of strategic alternatives previously announced on August 12, 2013.

"Today's announcement represents a significant vote of confidence in BlackBerry and its future by this group of preeminent, long-term investors," said Barbara Stymiest, Chair of BlackBerry's Board. "The BlackBerry Board conducted a thorough review of strategic alternatives and pursued the course of action that it concluded is in the best interests of BlackBerry and its constituents, including its shareholders. This financing provides an immediate cash injection on terms favorable to BlackBerry, enhancing our substantial cash position. Some of the most important customers in the world rely on BlackBerry and we are implementing the changes necessary to strengthen the company and ensure we remain a strong and innovative partner for their needs."

Ms. Stymiest added, "I am also pleased that John Chen, a distinguished and proven leader in the technology industry, has agreed to serve as BlackBerry's Executive Chairman. I look forward to continuing to serve BlackBerry as a member of its Board of Directors and chair of the Board's Audit and Risk Management Committee. On behalf of the Board, I would also like to thank Thorsten for his service to BlackBerry over the past six years. Under his leadership, BlackBerry established a more efficient cost structure, developed new products, saw the adoption of BES 10 and delivered the BlackBerry 10 platform. These are all significant accomplishments. We are grateful for his contributions and wish him well in his future endeavors."

"Fairfax is a long-time supporter, investor and partner to BlackBerry and, with this investment, reinforces its deep commitment to the future success of this company," said Prem Watsa, Chairman and CEO of Fairfax. "I look forward to rejoining the BlackBerry Board and to working with the other directors and management team, under John Chen's leadership, to shape the next stage of BlackBerry's strategy and growth."

"I am pleased to join a company with as much potential as BlackBerry," said Mr. Chen. "BlackBerry is an iconic brand with enormous potential - but it's going to take time, discipline and tough decisions to reclaim our success. I look forward to leading BlackBerry in its turnaround and business model transformation for the benefit of all of its constituencies, including its customers, shareholders and employees."

The closing of the transaction is subject to customary conditions, including approval from the Toronto Stock Exchange.

Pursuant to the Transaction agreement, the investors have an option to purchase up to an additional U.S. $250 million principal amount of Debentures within 30 days following closing. If an additional U.S. $250 million of Debentures is issued and all U.S. $1.25 billion of Debentures were converted, the common shares issued upon conversion would represent approximately 19.2% of the common shares after giving effect to the conversion, based on the number of common shares currently outstanding.

About John Chen
John Chen previously served as the chairman and CEO of Sybase Inc., beginning in 1998. Under Mr. Chen's leadership, Sybase was transformed from a mature technology company into a high-growth enterprise data management, data warehousing, mobility management and analytics innovator that was acquired by SAP AG in 2010. At Sybase, Mr. Chen introduced the concept of the "Unwired Enterprise", extending enterprise applications to mobile users. Prior to Sybase, Mr. Chen held a series of executive positions at Siemens AG, Pyramid Technology Corp., and Burroughs Corp. He started his career as a design engineer with Unisys Corp. Mr. Chen is currently a director of Wells Fargo & Company and The Walt Disney Company.

About Prem Watsa
Prem Watsa is the Chairman of the Board of Directors and the Chief Executive Officer of Fairfax Financial Holdings Limited, a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long-term shareholder value, since 1985. He is also Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985.

J.P. Morgan Securities LLC, Perella Weinberg Partners and RBC Capital Markets are serving as financial advisors to BlackBerry and Skadden, Arps, Slate, Meagher & Flom LLP, Torys LLP and Blake, Cassels & Graydon LLP are serving as legal advisors. BDT & Company, LLC, BofA Merrill Lynch and BMO Capital Markets are acting as financial advisors to Fairfax, and Shearman & Sterling LLP and McCarthy Tetrault LLP are acting as legal advisors. BMO Capital Markets is also acting as the sole bookrunner for the private placement.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

BlackBerry
Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

Fairfax
Fairfax Financial Holdings Limited
John Varnell, Vice President, Corporate Development
(416) 367-4941
Fax: (416) 367-4946

###

The Debentures have not been and will not be registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Debentures in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry's expectations regarding new product initiatives and timing, including the BlackBerry 10 platform; BlackBerry's plans and expectations regarding new service offerings, and assumptions regarding its service revenue model; BlackBerry's plans, strategies and objectives, and the anticipated opportunities and challenges in fiscal 2014; anticipated demand for, and BlackBerry's plans and expectations relating to, programs to drive sell-through of the company's BlackBerry 10 smartphones; BlackBerry's expectations regarding financial results for the second quarter of fiscal 2014; BlackBerry's expectations with respect to the sufficiency of its financial resources; BlackBerry's ongoing efforts to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency ("CORE") program and similar strategies; BlackBerry's plans and expectations regarding marketing and promotional programs; and BlackBerry's estimates of purchase obligations and other contractual commitments. The terms and phrases "expects", "believe", "focused", "getting", "opportunities", "we are seeing", "continuing", "drive", "improve", "should", "will", "increasing", "anticipated", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to the launch timing and success of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, BlackBerry's expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and BlackBerry's expectations regarding the cash flow generation of its business.
Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: BlackBerry's ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions; risks related to BlackBerry's ability to mitigate the impact of the anticipated decline in BlackBerry's infrastructure access fees on its consolidated revenue by developing an integrated services and software offering; intense competition, rapid change and significant strategic alliances within BlackBerry's industry; BlackBerry's reliance on carrier partners and distributors; risks associated with BlackBerry's foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions; risks related to BlackBerry's ability to implement and to realize the anticipated benefits of its CORE program; BlackBerry's ability to maintain or increase its cash balance; security risks; BlackBerry's ability to attract and retain key personnel; risks related to intellectual property rights; BlackBerry's ability to expand and manage BlackBerry(R) World(TM); risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; BlackBerry's ability to manage inventory and asset risk; BlackBerry's reliance on suppliers of functional components for its products and risks relating to its supply chain; BlackBerry's ability to obtain rights to use software or components supplied by third parties; BlackBerry's ability to successfully maintain and enhance its brand; risks related to government regulations, including regulations relating to encryption technology; BlackBerry's ability to continue to adapt to recent board and management changes and headcount reductions; reliance on strategic alliances with third-party network infrastructure developers, software platform vendors and service platform vendors; BlackBerry's reliance on third-party manufacturers; potential defects and vulnerabilities in BlackBerry's products; risks related to litigation, including litigation claims arising from BlackBerry's practice of providing forward-looking guidance; potential charges relating to the impairment of intangible assets recorded on BlackBerry's balance sheet; risks as a result of actions of activist shareholders; government regulation of wireless spectrum and radio frequencies; risks related to economic and geopolitical conditions; risks associated with acquisitions; foreign exchange risks; and difficulties in forecasting BlackBerry's financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry, and the company's previously disclosed review of strategic alternatives. These risk factors and others relating to BlackBerry are discussed in greater detail in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F and the "Cautionary Note Regarding Forward-Looking Statements" section of BlackBerry's MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 4, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO